UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [   ]

Rosetta Genomics Ltd.

On August 5, 2013, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2013 Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on June 21, 2013 (File No. 001-33042) and is incorporated herein by reference. All of the proposals brought before the shareholders at the Annual Meeting have been approved by the shareholders.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 5, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer